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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2000


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                                 CELESTICA INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

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                                12 CONCORDE PLACE
                                TORONTO, ONTARIO
                                 CANADA, M3C 3R8
                                 (416) 448-5800
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            Form 20-F   X                                 Form 40-F
                      ------                                        ------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                                             No        X
                      ------                                        ------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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                                 CELESTICA INC.
                                    FORM 6-K
                             MONTH OF DECEMBER 2000


         Filed with this Form 6-K is the following:

               - Press release of Celestica Inc. dated December 6, 2000, the text of which is attached hereto as Exhibit 1 and is incorporated herein by reference.





         EXHIBIT
         -------

         1        Press release dated December 6, 2000








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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                        CELESTICA INC.




Date: December 15, 2000                 BY:      /S/ ELIZABETH DELBIANCO
                                           ---------------------------------
                                        Name: Elizabeth DelBianco
                                        Title:    Vice President & General
                                                  Counsel






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                                  EXHIBIT INDEX


EXHIBIT                    DESCRIPTION               SEQUENTIAL PAGE NO.
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
99.1                       Press release dated               4
                           December 6, 2000









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